VIACOM INC.

SENIOR NOTES OFFERING—FINAL TERMS

Issuer Free Writing Prospectus

Dated March 24, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-162962

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	Senior Notes

Principal Amount Offered Hereby:	$500,000,000

Aggregate Principal Amount to be Outstanding:	$500,000,000

Trade Date:	March 24, 2011

Settlement Date (T+5):	March 31, 2011

Maturity Date:	April 1, 2017

Price to Public:	99.139% per Note

Gross Spread:	0.375%

Net Proceeds:	$493,820,000

Coupon:	3.500%

Yield to Maturity:	3.661%

Spread to Benchmark Treasury:	+155 bps

Benchmark Treasury:	2.125% Note due February 29, 2016

Benchmark Treasury Price / Yield:	100-02 / 2.111%

Interest Payment Dates:	The Notes will accrue interest from their date of issuance and will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2011.
The initial interest accrual period will be a long
interest accrual period

Make-Whole Call:	Treasury Rate plus 25 bps

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AG7

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Notes will be made against payment therefor on or about March 31, 2011, which will be the fifth business day following the date of pricing of the Senior Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade those Senior Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or BNP Paribas Securities Corp. toll-free at 1-800-854-5674.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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